Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 184 to Registration Statement No. 002-41839 on Form N-1A of our reports dated December 15, 2011, relating to the financial statements and financial highlights of Spartan Emerging Markets Index Fund and Spartan Global ex U.S. Index Fund, and Fidelity Series Global ex U.S. Index, each a fund of Fidelity Salem Street Trust, appearing in the Annual Report on Form N-CSR of Fidelity Salem Street Trust for the year ended October 31, 2011, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

December 23, 2011